Balance Sheet


Motoroso, Inc.
As at 31 December 2019


	31 Dec 2019	31 Dec 2018
Assets		
Cash and Cash Equivalents		
Chase - Holding	160,000	570,000
Chase - Operating Account	11,458	16,376
Paypal - Motoroso	1,748	149
Total Cash and Cash Equivalents	**173,207**	**586,525**
Current Assets		
Inventory	19,915	-
Total Current Assets	**19,915**	**-**
Property, Plant and Equipment		
Computer Equipment	6,329	5,801
Office Equipment	12,337	-
Total Property, Plant and Equipment	**18,666**	**5,801**
Total Assets	**211,788**	**592,325**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable - Marketplace	412	444
Brex	129	26,004
Brex Card	29,008	26,004
Chase Ink Credit Card	824	3,644
Sales Tax	109	109
Total Current Liabilities	**30,482**	**56,204**
Non-Current Liabilities		
Convertible Note	1,101,712	1,098,712
Deferred Revenue	8,650	8,650
Shareholder Loan	-	561
Total Non-Current Liabilities	**1,110,362**	**1,107,923**
Total Liabilities	**1,140,844**	**1,164,128**
Equity		
Common Stock	26,434	26,434
Current Year Earnings	(357,254)	(272,558)
Owners Draw	(12,176)	(12,176)
Retained Earnings	(586,060)	(313,502)
Total Equity	**(929,056)**	**(571,802)**

Balance Sheet

	31 Dec 2019	31 Dec 2018
Total Liabilities and Equity	**211,788**	**592,325**